Mail Stop 4561

September 19, 2007

Mr. Omar Jimenez
Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

      RE: **American Leisure Holdings, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2005
              Filed March 31, 2006
              File No. 333-48312

Dear Mr. Jimenez:

     We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

              Sincerely,

              Daniel L. Gordon
              Branch Chief